Exhibit 11.1

Coffee Holding Co., Inc.
Computation of Per Share Earnings (Loss)
(Unaudited)

	Three Months Ended January 31,
	2007	2006
Net Income	$309,684	$519,638
BASIC EARNINGS:
Weighted average number of common shares
outstanding	5,529,830	5,529,830
Basic earnings per common share	$0.06	$0.09
DILUTED EARNINGS:
Weighted average number of common shares
outstanding	5,529,830	5,529,830
Warrants - common stock equivalents	70,000	62,420
Weighted average number of common shares
outstanding - as adjusted	5,599,830	5,593,250
Diluted earnings per common share	$0.06	$0.09